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December 11, 2013
Via Email
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:     Mr. Isaac Esquivel, Staff Accountant
Ms. Kristi Marrone, Staff Accountant

Re:     CTPartners Executive Search Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 29, 2013
File No. 1-3493
Form 10-Q for the Fiscal Quarter Ended September 30, 2013
Filed November 7, 2013
Filed No. 1-34493

Dear Mr. Esquivel and Ms. Marrone:
This letter responds to your letter dated November 26, 2013, in which you set forth a comment of the United States Securities and Exchange Commission (the “Commission”), Division of Corporation Finance’s staff (the “Staff”) with respect to CTPartners Executive Search Inc Form 10-K for the fiscal year ended December 31, 2012 (“Form 10-K”), and Form 10-Q for the fiscal quarter ended September 30, 2013 (“Form10-Q”).
For reference purposes, the text of the Staff’s corresponding comments is set forth below in bold and followed by our response.
Form 10-Q for the Fiscal Quarter Ended September 30, 2013
Note 4. Accounts Receivable, page 12

1.
We note your disclosure in Form 10-K for the year ended December 31, 2012 as it relates to your accounting policy for accounts receivable. Please revise your disclosure in future filings to include an accounts receivable aging schedule and to further clarify whether you establish specific or general reserves, or both, as well as how the reserves are calculated. Please provide us with your proposed disclosure.

Response

There are many factors that are utilized in the assessment of the collectability of accounts receivable and management considers the vast array of information in establishing appropriate reserves. In addition to the age of an account receivable, historic loss experience, evaluation of the client’s financial position, depth of our relationship, and our expectation of future cash collections are also considered. We believe presentation of accounts receivable aging schedule will not enhance the Company’s disclosure or improve transparency into the process implemented by management in establishing allowance for doubtful accounts. The inclusion of such schedule would cause a user to draw certain conclusions without consideration to all of the information considered by management. In future filings, we will expand our disclosure to clarify how we establish an allowance for doubtful accounts. Specifically, we propose the following:

28601 Chagrin Blvd., Suite 600
Cleveland, OH 44122
Phone (216) 682-3200 / Fax (216) 682-3202

“The Company extends credit to customers under normal trade agreements. An allowance for doubtful accounts is established based upon several factors, including the age of the Company’s accounts receivable, historic loss experience, specific account analysis, as well as expectations of future collections based upon trends, financial viability of the client, and historic collection experience. The Company also provides a reserve for billing adjustments based upon historical experience.”

In connection with the foregoing, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filing,

•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
CTPartners Executive Search Inc.
/s/ William J. Keneally
William J. Keneally
Chief Financial Officer